

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

November 20, 2007

Mr. Lloyd V. Delano
Chief Accounting Officer
The Meridian Resource Corporation
1401 Enclave Parkway, Suite 300
Houston, TX 77077

> **Re: The Meridian Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 1-10671**

Dear Mr. Delano:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Engineering Comments

General

1.   Please provide us with a copy of your reserve report as of December 31, 2006.
        Please provide this on electronic media, such as CD-ROM, if possible. If you
        would like this information to be returned to you, please follow the guidelines in
        Rule 418(b) of Regulation C.

Risk Factors, page 13

We are dependent on other operators who influence our productivity, page 17

2.   Please revise your risk factors to be as specific to you as possible. We note that
        this risk factor appears to be applicable to any company in your industry.
        Therefore, please expand your disclosure to include the percentage of your
        production or reserves that are operated by other companies.

Our working interest owners face cash flow and liquidity concerns, page 17

3.   To the extent that there are specific properties where you believe you will face
        this risk please disclose them and provide estimates of how you believe this will
        affect you. Please remove the language regarding enforcing your joint operating
        agreements which appears to mitigate this risk.

4.   Include a risk factor that explains that 3-D seismic is an interpretative tool that
        does not conclusively indicate that oil or gas reserves are either present or can be
        recovered economically. Also indicate that the use of 3-D seismic may increase
        finding costs.

Operations Overview, page 22

Deep Archtop, page 23 and Oklahoma Hunton/Mississippian Play, page 25

5.   Please remove your disclosure of the reserve potential attributed to the prospects
        in St. Bernard Parish, Louisiana and in Garfield County, Oklahoma. See
        Instruction 5 of Item 102 of Regulation S-K.

Supplemental Oil and Gas Disclosures, page 70

Estimated Quantity of Proved Reserves, page 72

6.   Please include the definition of proved reserves as found in Rule 4-10(a) of
        Regulation S-X.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact James Murphy, Petroleum Engineer at (202) 551-3703 if
you have questions regarding these comments and related matters. Please contact me at
(202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief